P.E. 3/15/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004101

Received SEC
MAR 23 2016
Washington, DC 20549

March 23, 2016

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-23-16

Re: Exxon Mobil Corporation
Incoming letter dated March 15, 2016

Dear Mr. Parsons:

This is in response to your letter dated March 15, 2016 concerning the shareholder proposal submitted to ExxonMobil by Arjuna Capital on behalf of Eric McCallum. On March 14, 2016, we issued our response expressing our informal view that ExxonMobil could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 15, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of Eric McCallum
Securities Exchange Act of 1934—Rule 14a-8 – Request for Reconsideration

Ladies and Gentlemen:

This letter is to request that the staff reconsider its no-action response to *Exxon Mobil Corporation* (available March 14, 2016) with respect to the captioned shareholder proposal ("the "Proposal"), in which the staff was unable to concur that the Proposal could be omitted from the proxy statement and form of proxy for the 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") of Exxon Mobil Corporation ("ExxonMobil" or the "Company"). If the staff remains unable to concur with the Company's request to exclude the Proposal from the 2016 Proxy Materials, we ask for reconsideration of this matter by the Commission.

The Proposal, like the substantially identical proposal submitted by the proponents to ExxonMobil last year (the "2015 Proposal") which the staff concurred could be excluded from the Company's 2015 proxy statement and related materials on the basis of substantial implementation under Rule 14a-8(i)(10),[1] asks the Corporation to increase distributions to shareholders. Although the Proposal has been slightly modified since last year the fundamental request remains the same, and there has been no change in ExxonMobil's long-standing approach to capital allocation under which the 2015 Proposal was found to be excludable. We strongly believe the same result should apply to this year's Proposal for the reasons argued in more detail in the letter submitted on behalf of the Company dated January 22, 2016, as supplemented by a letter dated March 3, 2016 responding to a letter submitted to the staff on behalf of the proponents dated February 23, 2016 (the "Response Letter").

[1] *Exxon Mobil Corporation* (available March 17, 2015) (*recon. denied* March 25, 2015)

As explained in more detail in prior letters regarding the Proposal and the 2015 Proposal, the Company has long been committed to a simple, three-prong approach to capital allocation. The first two prongs consist of a commitment to a stable and growing cash dividend on which many of our shareholders rely – amply demonstrated by a record of 33 consecutive years of increasing annual dividend payments, including a significant 6.7% dividend increase in 2015 despite difficult industry conditions – and a commitment to invest in all available business opportunities the Company believes will be accretive to long-term shareholder value. Investment in these accretive capital projects is necessary in order to provide the future earnings and cash flow that will allow the Company to honor its dividend commitment and maximize total shareholder distributions over the long term.

The third prong of the Company's capital allocation approach is share repurchases, which the Company uses as a flexible mechanism to return to our shareholders any excess financial resources that remain after we have met the first two prongs and provided for operating needs. It is not the Company's practice to hold large cash balances, but rather to return excess cash to shareholders via repurchases.

Repurchase levels necessarily vary depending on business conditions and cash flows, and have recently been tapered reflecting the current commodity price environment. However, at such time that the Company again has excess financial resources available after meetings its commitment to a stable and growing cash dividend and funding attractive capital investments, it can be expected that share repurchases will resume under the third prong of our capital allocation approach.

The success of this simple approach in maximizing long-term shareholder distributions is amply demonstrated by the fact that ExxonMobil has returned almost $360 billion to shareholders via dividends and share repurchases since the Mobil merger in 1999, an amount that exceeds the market capitalization of at least 497 of the Fortune 500 companies.

For the reasons argued in our prior letters, we believe it is clear that – as the staff found with respect to the 2015 Proposal – the Proposal has been substantially implemented and may also be excluded from ExxonMobil's 2016 Proxy Materials under Rule 14a-8(i)(10).

The proponent's Response Letter makes several inconsistent arguments in opposition to the Company's no-action request. If the intent of the proposal is for the Company to increase near-term share repurchases – regardless of business conditions and cash flows – by starving the business of needed capital investment, the result (especially in an industry involving a depleting resource such as oil and gas) would be to reduce future earnings and cash flows and thus result in *lower* levels of shareholder distributions over the long-term (vs. the Company's current capital allocation approach) by gradually liquidating the business. Moreover, if the Proposal seeks a regular increase in both dividends and share repurchases regardless of business and cash flow conditions, as explained in our prior letters such an approach would put the Company on a collision course with New Jersey corporate law, which caps permissible shareholder distributions based on solvency of the company and ability to meet its other obligations, and would also represent a distribution formula for year-over-year perpetual repurchase increases. Thus we believe the Proposal could also be excluded from the 2016 Proxy Material under Rules 14a-8(i)(2) and Rule 14a-8(i)(13), respectively. Finally, if the Proposal simply deals with the structuring of the Company's repurchase program (given the Company's long-standing and ongoing commitment to a stable and growing cash dividend), the Proposal relates to the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

Other portions of the Response Letter, however, suggest the Proposal is not intended to violate New Jersey law or create a rigid year-over-year requirement for increases in share repurchases regardless of business conditions or cash flows, and is instead intended to give the Board appropriate discretion to manage capital allocation in such manner as the Board deems prudent to maximize total shareholder distributions. As explained above in this letter and the cited prior letters, that is precisely what the Board has done: structure its capital allocation approach to maximize long-term shareholder distributions, based on a commitment to a growing dividend and to accretive long-term capital investments, with any excess cash resources remaining after those two commitments have been met being returned to shareholders via share repurchases. Thus under the most reasonable interpretation of the Proposal (among the several put forth in the Response Letter), the Proposal – like the 2015 Proposal -- has been substantially implemented and is excludable from ExxonMobil's 2016 Proxy Materials under Rule 14a-8(i)(10).

We respectfully ask the staff and Commission, if necessary, for expedited consideration of this reconsideration request as the final deadline for going to press for our 2016 Proxy Materials is March 25, 2016. While the proxy will not be filed until mid-April this long print lead time is necessary given the large number of individual ExxonMobil shareholder accounts and the large scale of the necessary printing, packaging, and distribution operation.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. A copy of this letter is being concurrently emailed to the proponents. Correspondence regarding this letter should be sent to me at james.e.parsons@exxonmobil.com. Also please do not hesitate to call me at (972) 444-1478.

Sincerely,

James E. Parsons

Enclosures

cc: Elizabeth Ising, Gibson Dunn & Crutcher LLP
Natasha Lamb (as representative of Eric McCallum),
Arjuna Capital/Baldwin Brothers, Inc.

U.S. Securities and Exchange Commission:

Chair Mary Jo White

Commissioner Luis A. Aguilar

Commissioner Kara M. Stein

Commissioner Michael Piwowar